

August 31, 2011

Via Facsimile
Mr. Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation
2-47, Shikitsuhigashi 1-Chome,
Naniwa-Ku, Osaka, JAPAN

> **Re:** **Kubota Corporation**
> **Form 20-F for the fiscal year ended March 31, 2011**
> **Filed June 30, 2011**
> **File No. 1-07294**

Dear Mr. Sakamoto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 18 – Commitments and Contingencies, page F-34

(Asbestos-Related Lawsuits), page F-35

1. You disclose that since May 2007, the Company has been subject to 10 asbestos-related lawsuits in Japan and that "The Company is not able to predict the ultimate outcome of these lawsuits or the timing of settlement due to inherent uncertainties in lawsuits." We have the following comments regarding this disclosure.
    - We remind you that ASC 450 does not require estimation with precision or certainty when providing the reasonably possible range of loss. As such, tell us and revise future filings to disclose such estimate or state that such an estimate cannot be made. Please refer to ASC 450-20-50.
    - If you conclude that you cannot estimate the reasonable possible additional loss please : (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be

alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Matters Related to Health Hazard of Asbestos, page F-36

(Background), page F-36

2.   Under the heading "Matters Related to heal hazard of Asbestos" on page 27 you disclose that the Company recorded an expense of ¥179 million in this fiscal year related to the New Asbestos Law. Please tell us and revise future filings to disclose within your footnotes how the Company's share of contribution is calculated and when the Company is notified that it is required to make additional contributions.

(Accounting for Asbestos-Related Expenses), page F-36

3.   You indicate that the Company expenses the consolation payments, relief payments and the compensation for employees, based on the Company's accounting policies and procedures. Your accounting policy on page F-10 indicates that you expense payments when you determine that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company's policies and procedures. We have the following comments in this regard.
   • Please tell us and disclose your accounting policies and procedures. Please clarify if your policies and procedures differ as they relate to consolation, relief and/or compensation payments.
   • Please tell us and expand your disclosures to explain if these payments are one time payments or if any payments are paid out over time. Clarify whether a person who receives such payments is precluded from participating in asbestos-related lawsuits such as those the Company has been subject to since May 2007.
   • You indicate that you have accrued ¥390 million at March 31, 2011 and that although the Company believes that this amount appears to be a better estimate than any other within a reasonably estimate range of amounts, there is a ¥840 million additional exposure to loss in excess of the accrued amount. Please tell us and expand your disclosures to clarify the nature of these payments such that a range of loss exists in excess of the amounts you have accrued.
   • We note your disclosure that the Company has no basis or information to estimate the number of residents and current and former employees that are going to apply for payments and that it is not possible to reasonably estimate the amount of its ultimate liability related to this contingency. Please explain to us the procedures you undertake to make such estimates, including what consideration you have given to using historical requests for payments to assist you in estimating future requests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief